EXHIBIT 12

                           CARNIVAL CORPORATION
                   RATIO OF EARNINGS TO FIXED CHARGES
                      (in thousands, except ratios)



                                                    Six Months Ended May 31,
                                                       1995         1994
Net Income                                           $157,321     $142,937
Income tax benefit                                     (5,361)      (6,206)

Income before income tax benefit                      151,960      136,731

Fixed Charges:
  Interest expense, net                                33,315       24,846
  Interest portion of rental expense (1)                  841        1,186
  Capitalized interest                                  8,149        9,608
Total Fixed Charges                                    42,305       35,640

Fixed Charges Not Currently Affecting Income:
  Capitalized interest                                  8,149        9,608

Earnings before fixed charges                        $186,116     $162,763

Ratio of earnings to fixed charges                       4.4x         4.6x

________________________
(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.


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